March 3, 2025

Sheng-Yih Chang
Chief Executive Officer
Hartford Creative Group, Inc.
8832 Glendon Way
Rosemead, CA 91770

       Re: Hartford Creative Group, Inc.
           Registration Statement on Form S-1
           Filed February 24, 2025
           File No. 333-285158
Dear Sheng-Yih Chang:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology